Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main 212.407.4000 Fax 212.407.4990

Via Edgar

July 25, 2025

Benjamin Holt and Isabel Rivera
U.S. Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	McKinley Acquisition Corporation Registration Statement on Form S-1 Filed June 30, 2025 File No. 333-288439

Dear Mr. Holt and Ms. Rivera:

On behalf of our client, McKinley Acquisition Corporation (the “Company”), we hereby provide a response to the comments issued in a letter dated July 9, 2025 (the “Staff’s Letter”) regarding the Company’s Registration Statement on Form S-1, filed June 30, 2025 (File No. 333-288439)(the “Registration Statement”. Contemporaneously, we are filing a Amendment No. 1 to the Registration Statement via Edgar (the “Amendment No. 1”).

In order to facilitate the review by the staff of the Securities and Exchange Commission (the “Staff”) of the Amendment No. 1, we have responded, on behalf of the Company, to the comment set forth in the Staff’s Letter. The numbered paragraph set forth below responds to the Staff’s comment and corresponds to the numbered paragraph in the Staff’s Letter.

Registration Statement on Form S-1 filed June 30, 2025

Exhibits

1.	Please revise Exhibit 10.2 for consistency with the Nasdaq Listing Rules. More specifically, we note that the form trust account termination letter attached as Exhibit A to the Investment Management Trust Agreement filed as Exhibit 10.2 states that "[o]n the Consummation Date (i) counsel for the Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially, concurrently with your transfer of funds . . . ." However, Nasdaq Listing Rule IM- 5101-2(a) states that "[a]t least 90% of the gross proceeds from the initial public offering . . . must be deposited in a trust account maintained by an independent trustee." It is unclear how the release of funds earlier than the consummation of the initial business combination would comport with this listing standard.

RESPONSE: Exhibit A of Exhibit 10.2 of the Registration Statement has been revised to address the Staff’s comment.

Please call me at 212 407-4866 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Giovanni Caruso
Giovanni Caruso
Partner